Exhibit 99.3

PRESS RELEASE

Greenfire Resources Announces Q2 2024 Results, Updated 2024 Outlook and Appointment of Chief Operating Officer

CALGARY, ALBERTA – August 14, 2024 – Greenfire Resources Ltd. (NYSE and TSX: GFR) (“Greenfire” or the “Company”), a Calgary-based energy company focused on the production and development of thermal energy resources from the Athabasca region of Alberta, Canada, is pleased to announce its operating and financial results for the quarter ended June 30, 2024 (“Q2 2024”) and an operational update for the third quarter of 2024. The unaudited condensed interim consolidated financial statements and notes for the three and six months ended June 30, 2024 and 2023 as well as the related Management’s Discussion and Analysis (“MD&A”) will be available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml and on Greenfire’s website at www.greenfireres.com.

A conference call to discuss the Q2 2024 results has been scheduled for Thursday, August 15, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time). Access details for the conference call are provided below.

“The timing of our production growth initiatives in 2024 was impacted by the previously disclosed failure of third-party downhole temperature sensors and drilling delays in May and July as a result of the wildfires in northern Alberta at the Expansion site as well as delayed regulatory approval to recommence disposal operations and longer than anticipated steaming requirements at the Demo site” said Robert Logan, President and Chief Executive Officer of Greenfire.

“Given the temporary deferral of our planned production growth initiatives and certain regulatory delays, we have issued an Updated 2024 Outlook that contemplates 13-19% annual production growth over 2023 production levels. Despite the deferred ramp-up, we are starting to see higher production at our Expansion site and expect production to grow further at both facilities into year end.”

“To further advance the Company’s growth plan, I am pleased to announce the appointment of Jonathan Kanderka to Chief Operating Officer. Mr. Kanderka has extensive operating and leadership experience at high-growth SAGD companies, including his significant tenure at MEG Energy.” concluded Mr. Logan.

All dollar amounts reported in this press release are in Canadian dollars unless otherwise noted.

The Company holds a 75% working interest in the Hangingstone Expansion Facility (the “Expansion Asset”) and a 100% working interest in the Hangingstone Demonstration Facility (the “Demo Asset” and together with the Expansion Asset, the “Hangingstone Facilities”). Unless indicated otherwise, production volumes and per unit statistics are presented throughout this press release on a “gross” basis as determined in accordance with National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities, which is the Company’s gross working interest basis before deduction of royalties.

Q2 2024 Highlights

●	Delivered consolidated bitumen production of 18,993 barrels per day (“bbls/d”) in Q2 2024 (18,036 bbls/d – Q2 2023), while managing operational disruptions, and drilling delays associated with wildfires in northern Alberta.

●	Generated adjusted EBITDA(1) of $58.4 million in Q2 2024 ($34.4 million – Q2 2023), and adjusted funds flow(1) of $47.2 million in Q2 2024 ($23.5 million – Q2 2023). Adjusted EBITDA(1) and adjusted funds flow(1) in the period were 48% and 71% higher, respectively, than in Q1 2024, despite realized losses on commodity risk management contracts of $13.8 million compared to $8.8 million in Q1 2024 ($6.8 million – Q2 2023).

●	Invested capital on property, plant and equipment of $23.0 million in Q2 2024 ($1.9 million – Q2 2023), with approximately 90% of capital spending in the period allocated to drilling activities, with the balance primarily directed to various facility projects.

●	Generated adjusted free cash flow(1) of $24.2 million in Q2 2024 ($21.5 million – Q2 2023).

●	Maintained available liquidity of approximately $210.0 million at June 30, 2024, consisting of:

o	$160.0 million of cash and cash equivalents, including approximately $50 million of additional working capital, including the accelerated collection of oil sales for June 2024; and

o	$50.0 million of available credit under Greenfire’s reserve-based credit facility (“Senior Credit Facility”).

●	In July 2024, the Company directed excess cash flow to redeem approximately US$61 million of the Company’s US$300 million Senior Secured Notes due 2028 (the “2028 Notes”).

(1)	Non-GAAP measures do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS”) and may not be comparable with the calculation of similar measures presented by other entities. Refer to the discussion under the heading “Non-GAAP and Other Financial Measures” in this press release for further information.

Financial & Operational Highlights

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Bitumen Production - Expansion Asset (bbls/d)	15,824	13,939	16,592	15,114
Bitumen Production - Demo Asset (bbls/d)	3,169	4,097	2,738	4,190
Total Bitumen Production (bbls/d)	18,993	18,036	19,330	19,304
Total Bitumen Sales (bbl/d)	18,835	17,992	19,354	19,573

WTI (US$/bbl)	80.57	73.78	78.77	74.95
WCS differential to WTI (US$/bbl)	(13.61)	(15.14)	(16.46)	(20.01)
WCS (US$/bbl)	66.96	58.64	62.31	54.94
Edmonton Condensate (C5+)($/bbl)	77.19	72.40	75.25	76.19
AECO 5A ($/GJ)	1.12	2.32	1.74	2.69

Oil sales	219,444	173,605	420,434	353,273
Oil sales ($/bbl)	89.93	75.12	82.35	69.57

Operating netback(1)	62,872	37,747	107,521	55,099
Operating netback ($/bbl) (1)	36.68	23.05	30.52	15.55

Operating expenses	34,997	35,675	71,345	75,439
Operating expenses ($/bbl)	20.42	21.78	20.25	21.29

Cash provided by operating activities	85,163	23,640	102,227	19,144
Adjusted EBITDA(1)	58,423	34,389	97,769	47,447
Adjusted funds flow(1)	47,207	23,459	74,796	26,515

Cash used by investing activities	(15,892)	(9,066)	(53,573)	(17,586)
Capital expenditures	23,009	1,911	57,458	4,428
Adjusted free cash flow(1)	24,198	21,548	17,338	22,087

Net income (loss) and comprehensive income (loss)	30,848	24,355	(16,067)	7,677
Per share – basic	0.45	0.50	(0.23)	0.16
Per share – diluted	0.43	0.35	(0.23)	0.11

Weighted average shares outstanding – basic	69,123,165	48,911,099	68,922,550	48,911,099
Weighted average shares outstanding – diluted	72,119,174	70,435,294	68,922,550	70,423,858

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Liquidity and Balance Sheet

As at ($ thousands)	Three months ended June 30, 2024	Year ended December 31, 2023
Cash and cash equivalents	159,977	109,525
Available credit facilities (1)	50,000	50,000
Face value of long-term debt (2)	410,610	396,780

(1)	As at June 30, 2024 the Company had $50.0 million (December 31, 2023 - $50.0 million) of available credit under the Senior Credit Facility, of which nil was drawn as of June 30, 2024 (December 31, 2023 – nil).

(2)	As at June 30, 2024, the 2028 Notes had a face value of US$300.0 million (December 31, 2023 – US$300.0 million) and were converted into Canadian dollars as at period end exchange rates.

Operational Update

●	Consolidated production in Q2 2024 averaged approximately 18,993 bbls/d, compared to 19,667 bbls/d in Q1 2024, with the reduction caused by operational reductions to advance repair work associated with the previously disclosed failure of third-party downhole temperature sensors at the Expansion Asset, delayed regulatory approval to recommence disposal operations and longer than anticipated steaming requirements at three recently drilled Refill wells at the Demo Asset.

●	In response to the recent wildfires in northern Alberta, Greenfire temporarily evacuated all non-essential personnel from its facilities, operated at reduced rates, and halted drilling operations at the Expansion Asset in May and July 2024, which caused additional delays to planned production growth initiatives relative to the Company’s previous expectations.

●	Consolidated production in July 2024 averaged approximately 19,660 bbls/d and continues to increase through August, with production up to August 13th averaging approximately 21,050 bbls/d, reflecting initial production additions from completed downhole temperature sensor replacements at the Expansion Asset.

Hangingstone Facilities: Bitumen Production Estimates:

(bbls/d)	Q1 2024	Q2 2024	July 2024	August 1-13, 2024
Expansion Asset (100% Working Interest Basis)	23,148	21,099	22,200	24,200
Expansion Asset (75% Working Interest Basis)	17,361	15,824	16,650	18,150
Demo Asset	2,306	3,169	3,010	2,900
Consolidated	19,667	18,993	19,660	21,050

Expansion Asset (75% Working Interest, Operator)

●	Production at the Expansion Asset averaged 15,824 bbls/d in Q2 2024, compared to 17,361 bbls/d in Q1 2024. Production was lower due to the previously disclosed failure of third-party downhole temperature sensors and production disruptions associated with sensor replacement operations, which impacted production from five Refill wells. Greenfire has replaced the failing downhole temperature sensors at three of five Refill wells, with initial production in line with the average productivity rates of the five Refill wells where temperature sensors did not fail. The remaining two of the five refill wells with failing sensors were damaged to the point where a redrill of the two wells was required, the timing of which was impacted by the wildfires. The first damaged well was successfully redrilled in June, with the second redrill well underway in August 2024. Following these initiatives, production at the Expansion Asset increased in July and August 2024 to 16,650 bbls/d and 18,150 bbls/d, respectively.

Demo Asset (100% Working Interest, Operator)

●	Greenfire received regulatory approval for the disposal well at the Demo Asset in Q2 2024 and is currently recommencing disposal operations, as the timing of this work was delayed by the wildfires. The Company has drilled a second disposal well at the Demo Asset that is awaiting regulatory approval, which is anticipated in Q3 2024. Subject to regulatory approval, enhanced water handling and operational flexibility are expected to be realized, which is anticipated to support higher production rates.

●	Production at the Demo Asset averaged 3,169 bbls/d in Q2 2024, above 2,306 bbls/d in Q1 2024, which was impacted by drilling operations. The Company completed drilling three extended reach Refill wells in Q2 2024, which have been circulating steam in anticipation of first production, utilizing constrained water handling capacity and limiting additional production from the producing wells. To accelerate production, Greenfire plans to pair one of the Refill wells with an injector well in Q3 2024.

Updated 2024 Outlook and Reaffirmed Commitment to Prioritize Continued Debt Repayment

●	Greenfire has provided updated production and capital expenditure guidance for 2024 (“Updated 2024 Outlook”).

o	Greenfire’s reduced production range for 2024 reflects delays in planned production growth, including multiple delays caused by required downhole temperature sensor repairs and redrill operations at the Expansion Asset, regulatory delays for disposal well operations and additional required steaming for new Refill wells at the Demo Asset.

o	The Company’s planned capital expenditures for 2024 will continue to be focused on drilling activities at the Hangingstone Facilities, which, combined with investments in surface facility optimizations, is anticipated to result in a continued increase in production and the potential for meaningful free cash flow generation. The planned capital expenditure range for 2024, is inclusive of two minor acquisitions for $3.7 million that were executed by the Company in the 2024.

Updated 2024 Outlook:

	Updated 2024 Outlook	Previous 2024 Outlook
Annual Production Average	20,000 – 21,000 bbls/d	22,000 – 25,000 bbls/d
Production Growth Over Annual 2023	13% – 19%	25% – 40%
Capital Expenditures	$80 – $90 million	$70 – $90 million

●	The Company remains committed to prioritizing debt repayment and intends to reduce debt in the near-term using 75% of excess cash flow(1) to semi-annually redeem a portion of the 2028 Notes until consolidated indebtedness(1) is less than US$150 million.

o	In July 2024, the Company redeemed US$61 million of the US$300 million 2028 Notes. The next scheduled excess cash flow redemption is in Q1 2025.

●	Greenfire is positively positioned with $1.8 billion of corporate tax pools, lower pre-payout royalty rates at the Expansion Asset associated with sizable unrecovered royalty balances and no gross overriding royalty obligations at the Hangingstone Facilities, which the Company expects will support heightened free cash flow generation potential, particularly at higher commodity prices. Greenfire is poised to continue to benefit from the completion of the Trans Mountain Expansion (“TMX”), given 100% of its production is weighted to crude oil benchmarks that are linked to WCS differentials, which could improve given that an incremental 590,000 bbls/d of pipeline egress to tidewater became operational in Western Canada with the completion of TMX in May 2024.

(1)	As defined in the indenture governing the Company’s 2028 Notes.

Appointment of Chief Operating Officer and New Finance Executive

Greenfire is also pleased to announce that Jonathan Kanderka has been appointed Chief Operating Officer of the Company and Dean Custance has been appointed Vice President, Finance.

Mr. Kanderka has over 20 years of steam-assisted gravity drainage (“SAGD”) and thermal oil experience, including 17 years at MEG Energy Corp. (“MEG Energy”) working in sub-surface development and operations, with a demonstrated track record of technical capability and leadership, supporting MEG Energy’s growth from undeveloped land to production of over 100,000 barrels per day. Mr. Kanderka received his Bachelor of Applied Science in Petroleum Engineering from University of Regina, is a registered professional engineer with the Association of Professional Engineers and Geoscientists of Alberta and has a Diploma in Petroleum Engineering Technology from the Southern Alberta Institute of Technology.

Mr. Custance has over 30 years of experience working in finance, planning, taxation and accounting in the oil and gas industry. Mr. Custance previously served as Director, Controller of Tamarack Valley Energy Ltd, and was employed and consulted for numerous companies, most notably Northrock Resources Ltd., and Iron Bridge Resources Inc., including its predecessor entities RMP Energy Inc. and Orleans Energy Ltd. Mr. Custance has Bachelor of Science and Commerce degrees from the University of Alberta and is a Chartered Professional Accountant.

Greenfire’s Growth-oriented Strategy Underpinned by Concentrated Tier-1 SAGD Assets

Greenfire has a large, long-life and relatively low decline Tier-1 oil sands resource base, with two producing and adjacent SAGD assets at the Hangingstone Facilities and expandable pipeline infrastructure in place for diluted bitumen and diluent at the Expansion Asset. The Company’s structural cost advantages from its Tier-1 SAGD reservoir at the Hangingstone Facilities, combined with its relatively moderate capital expenditure profile due to its projected multi-year inventory of Refill well targets, is anticipated to result in continued near-term production growth and potential meaningful free cash flow generation. The Company believes that the Hangingstone Facilities offer significant opportunities for additional value generation. In addition to Greenfire’s existing commitment to repay debt, the Company intends to return capital to its shareholders over time. Greenfire also plans to evaluate and consider additional potential prospects for further production growth, including external acquisitions that compete with the expected returns from its existing Tier-1 SAGD assets, if the Company believes they are accretive to Greenfire’s shareholders.

Conference Call Details

Greenfire plans to host a conference call on Thursday, August 15, 2024 at 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time), during which members of the Company’s executive team will discuss its Q2 2024 results as well as host a question-and-answer session with investors.

●	Date: Thursday, August 15, 2024

●	Time: 7:00 a.m. Mountain Time (9:00 a.m. Eastern Time)

●	Webcast Link:

o	https://www.gowebcasting.com/13412

●	Dial In:

o	North America: 1-844-763-8274

o	International: +1-647-484-8814

About Greenfire

Greenfire is an intermediate, lower-cost and growth-oriented Athabasca oil sands producer with concentrated Tier-1 assets that use steam assisted gravity drainage extraction methods. The Company is focused on responsible energy development in Canada, with its registered office located in Calgary, Alberta. Greenfire is an operationally focused company with an emphasis on an entrepreneurial environment and employee ownership. Greenfire’s common shares are listed on the New York Stock Exchange and Toronto Stock Exchange under the symbol “GFR”. For more information, visit greenfireres.com or find Greenfire on LinkedIn and X.

Non-GAAP and Other Financial Measures

Certain financial measures in this news release including Adjusted EBITDA (in total, and per bbl), Operating Netback (in total, and per bbl), Adjusted Funds Flow and Adjusted Free Cash Flow, are non-GAAP financial measures or ratios, collectively, “Non-GAAP measures”, represent supplementary financial measures or ratios and capital management measures. These measures are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-GAAP and other financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

For further details of these non-GAAP financial measures or ratios, please refer to the Corporation’s MD&A for the three and six months ended June 30, 2024, which is available on the Corporation’s website at www.greenfireres.com and is also available on the EDGAR and SEDAR+ websites.

Non-GAAP Financial Measures

Adjusted EBITDA (including per barrel ($/bbl))

Net income (loss) and comprehensive income (loss) is the most directly comparable GAAP measure for adjusted EBITDA, which is a non-GAAP measure. Adjusted EBITDA is calculated as net income (loss) before interest and financing, income taxes, depletion, depreciation and amortization, the transaction and financing cost impacts of the acquisition of M3-Brigade Acquisition III Corp. and bond refinancing and is adjusted for certain non-cash items, or other items that are not considered part of normal business operations. Adjusted EBITDA ($/bbl) is calculated by dividing adjusted EBITDA by the Company’s total bitumen sales volume in a specified period. When adjusted EBITDA is expressed on a per barrel basis it is a non-GAAP ratio. Adjusted EBITDA is used to measure Greenfire’s profitability from its underlying asset base on a continuing basis. This measure is not intended to represent net income (loss) and comprehensive income (loss) in accordance with IFRS.

The following table is a reconciliation of net income (loss) and comprehensive income (loss) to adjusted EBITDA(1).

Adjusted EBITDA(1)

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2024	2023	2024	2023
Net income (loss)	30,848	24,355	(16,067)	7,677
Add (deduct):
Income tax expense (recovery)	-	3,095	-	(518)
Unrealized (gain) loss risk management contracts	(12,839)	(11,134)	25,898	(16,157)
Stock-based compensation	2,568	325	3,420	650
Financing and interest	17,759	5,398	33,215	20,714
Depletion and depreciation	17,153	17,120	35,156	38,035
Transaction costs	-	1,914	-	4,241
Gain on revaluation of warrants	683	-	7,062	-
Foreign exchange loss (gain)	3,512	(6,226)	11,787	(6,529)
Other (income) and expenses	(1,261)	(458)	(2,702)	(666)
Adjusted EBITDA(1)	58,423	34,389	97,769	47,447

Net income (loss) ($/bbl)	18.00	14.88	(4.56)	2.17
Add (deduct):
Income tax expense (recovery) ($/bbl)	-	1.89	-	(0.15)
Unrealized (gain) loss risk management contracts ($/bbl)	(7.49)	(6.80)	7.35	(4.56)
Stock based compensation ($/bbl)	1.50	0.20	0.97	0.18
Financing and interest ($/bbl)	10.36	3.30	9.43	5.85
Depletion and depreciation ($/bbl)	10.01	10.46	9.98	10.74
Transaction costs ($/bbl)	-	1.17	-	1.20
Gain on revaluation of warrants ($/bbl)	0.40	-	2.00	-
Foreign exchange loss (gain) ($/bbl)	2.05	(3.80)	3.36	(1.84)
Other (income) and expenses ($/bbl)	(0.74)	(0.28)	(0.77)	(0.19)
Adjusted EBITDA(1) ($/bbl)	34.09	21.02	27.76	13.40

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Operating Netback (including per barrel ($/bbl))

Oil sales is the most directly comparable GAAP measure for operating netback and operating netback, excluding realized (gain) loss risk management contracts which are non-GAAP measures. These measures are not intended to represent oil sales, net earnings or other measures of financial performance calculated in accordance with IFRS. Operating netback, excluding realized gain (loss) risk management contracts is comprised of oil sales, less diluent expense, royalties, operating expense, transportation and marketing expense, but before realized gain (loss) risk management contracts, while operating netback is further adjusted for realized gain (loss) risk management contracts, as appropriate. Operating netback ($/bbl) is calculated by dividing operating netback by the Company’s total bitumen sales volume in a specified period. When Operating netback is expressed on a per barrel basis it is a non-GAAP ratio. Operating netback and operating netback, excluding realized gain (loss) risk management contracts are financial measures widely used in the oil and gas industry as supplemental measures of a Company’s efficiency and ability to generate cash flow for debt repayments, capital expenditures or other uses.

The following table is a reconciliation of oil sales to operating netback.

Operating Netback(1)

	Three months ended June 30,		Six months ended June 30,
($ thousands, unless otherwise noted)	2024	2023	2024	2023
Oil sales	219,444	173,605	420,434	353,273
Diluent expense	(84,545)	(74,027)	(176,227)	(175,883)
Transportation and marketing	(13,313)	(13,586)	(26,512)	(29,600)
Royalties	(9,919)	(5,793)	(16,234)	(10,295)
Operating expenses	(34,997)	(35,675)	(71,345)	(75,439)
Operating netback, excluding realized loss on risk management contracts(1)	76,670	44,524	130,116	62,056
Realized loss on risk management contracts	(13,798)	(6,777)	(22,595)	(6,957)
Operating netback(1)	62,872	37,747	107,521	55,099

Oil sales ($/bbl)	89.93	75.12	82.35	69.57
Diluent expense ($/bbl)	(11.23)	(14.31)	(13.02)	(19.49)
Transportation and marketing ($/bbl)	(7.77)	(8.30)	(7.53)	(8.36)
Royalties ($/bbl)	(5.78)	(3.54)	(4.61)	(2.91)
Operating expenses ($/bbl)	(20.42)	(21.78)	(20.25)	(21.29)
Operating netback, excluding realized loss on risk management contracts ($/bbl)(1)	44.73	27.19	36.94	17.52
Realized loss on risk management contracts ($/bbl)	(8.05)	(4.14)	(6.42)	(1.96)
Operating netback ($/bbl)(1)	36.68	23.05	30.52	15.56

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Adjusted Funds Flow and Adjusted Free Cash Flow

Cash provided by operating activities is the most directly comparable GAAP measure for adjusted funds flow and adjusted free cash flow, which are non-GAAP measures. These measures are not intended to represent cash provided by operating activities calculated in accordance with IFRS.

The adjusted funds flow measure allows management and others to evaluate the Company’s ability to fund its capital programs and meet its ongoing financial obligations using cash flow internally generated from ongoing operating related activities. We compute adjusted funds flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs.

Management uses adjusted free cash flow as an indicator of the efficiency and liquidity of its business, measuring its funds after capital investment that is available to manage debt levels and return capital to shareholders. By removing the impact of current period capital expenditures from adjusted free cash flow, management monitors its adjusted free cash flow to inform its capital allocation decisions. We compute adjusted free cash flow as cash provided by operating activities, excluding the impact of changes in non-cash working capital, less transaction costs and capital expenditures.

The following table is a reconciliation of cash provided by operating activities to adjusted funds flow and adjusted free cashflow.

Adjusted Funds Flow(1) and Adjusted Free Cash Flow(1)

	Three months ended June 30,		Six months ended June 30,
($ thousands)	2024	2023	2024	2023
Cash provided by operating activities	85,163	23,640	102,227	19,144
Transaction costs	-	1,914	-	4,241
Changes in non-cash working capital	(37,956)	(2,095)	(27,431)	3,130
Adjusted funds flow(1)	47,207	23,459	74,796	26,515
Property, plant and equipment expenditures	(21,824)	(1,911)	(53,744)	(4,428)
Acquisitions	(1,185)	-	(3,714)	-
Adjusted free cash flow(1)	24,198	21,548	17,338	22,087

(1)	Non-GAAP measures do not have any standardized meaning prescribed by IFRS and may not be comparable with the calculation of similar measures presented by other entities. Refer to the “Non-GAAP and Other Financial Measures” in this press release for further information.

Forward-Looking Statements

This press release may contain “forward-looking information” within the meaning of applicable Canadian securities laws (forward-looking information being collectively hereinafter referred to as “forward-looking statements”). Such forward-looking statements are based on expectations, estimates and projections as at the date of this press release. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often but not always using phrases such as “expects”, “is expected”, “anticipates”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends”, or variations of such words and phrases (including negative and grammatical variations), or stating that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements and are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements and information concerning: the intentions, strategy, plans and future actions of the Company; the expectation that the Company has taken all prudent steps to minimize any risks to staff associated with wildfires; Greenfire’s Tier-1 assets being positioned for capital efficient production growth, supported by a strong balance sheet; the replacement of remaining downhole temperature sensors and the production performance of Refill wells once these sensors are replaced; production performance at the Demo Asset following the resumption of the operation of the disposal well; the expected timing of receipt of regulatory approval for the second disposal well at the Demo Asset; expectations for enhanced water handling and operational flexibility provided by the second disposal well at the Demo Asset becoming operational; the expectation that two disposal wells at the Demo Asset will support higher production rates; Greenfire’s intent to pair the Refill wells at the Demo Asset with an injector well in Q3 2024; Greenfire’s expectation that structural cost advantages from its Tier-1 SAGD reservoir at the Hangingstone Facilities, combined with its relatively moderate capital expenditure profile due to its projected multi-year inventory of Refill well targets will result in continued near-term production growth and potential meaningful free cash flow generation; Greenfire’s intention to drive continued production growth, accelerate debt repayment and position the Company to benefit from the completion of TMX; Greenfire’s Updated 2024 Outlook, including anticipated production and the amount of capital expenditures at the Hangingstone Facilities; Greenfire’s intention to continue to prioritize debt repayment and to reduce debt in the near-term using 75% of excess cash flow; Greenfire’s expected benefits from the completion of TMX, including with respect to WCS differentials; Greenfire’s view that the Company is positively positioned with $1.8 billion of corporate tax pools, lower pre-payout royalty rates at the Expansion Asset owing to sizable unrecovered royalty balances and no gross overriding royalty obligations at the Hangingstone Facilities, and the expectation that these attributes will support heighted free cash flow generation potential, particularly at higher commodity prices; the Company’s belief that the Hangingstone Facilities offer ample opportunities for additional value generation; Greenfire’s future intention to return capital to shareholders over time and to evaluate acquisition opportunities; and statements relating to the business and future activities of the Company after the date of this press release.

Forward-looking statements are based on the beliefs of the Company’s management, as well as on assumptions, which management believes to be reasonable based on information available at the time such statements were made. In addition to other assumptions set out herein, the forward-looking statements contained herein are based on the following assumptions: Greenfire’s ability to compete with other companies; the anticipated future financial or operating performance of the Company; the expected results of operations; assumptions as to future drilling results; assumptions as to costs and commodity prices; the timing and amount of funding required to execute the Company’s business plans; assumptions about future capital expenditures; the effect on the Company of any changes to existing or new legislation or policy or government regulation; the length of time required to obtain permits, certifications and approvals; the availability of labor; estimated budgets; assumptions about future interest and currency exchange rates; assumptions underlying Greenfire’s available corporate tax pools and applicable royalty rates; requirements for additional capital; the timing and possible outcome of regulatory and permitting matters; goals; strategies; future growth; and the adequacy of financial resources.

Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual results, performance or achievements to differ from those expressed or implied by the forward-looking statements, including, without limitation: a decline in oil prices or widening of differentials between various crude oil prices; lower than expected reservoir performance, including, but not limited to, lower oil production rates; the inability to recognize continued or increased efficiencies from the Company’s production enhancement program and processing plant enhancements, debottlenecking and brownfield expansions; equipment failures that result in a failure to achieve expected benefits of capital expenditure programs or result in reduced production or increased costs; reduced access to or an increase in the cost of diluent; an increase in the cost of natural gas or electricity; the reliability and maintenance of Greenfire’s facilities; the potential for the completion of TMX to not result in improved pricing as expected; supply chain disruption and risks of increases costs relating to inflation; the safety and reliability of pipelines and trucking services that transport Greenfire’s products; the need to replace significant portions of existing wells, referred to as “workovers”, or the need to drill additional wells; the cost to transport bitumen, diluent and bitumen blend, and the cost to dispose of certain by-products; the availability and cost of insurance and the inability to insure against certain types of losses; severe weather or catastrophic events such as fires, droughts, lightning, earthquakes, extreme cold weather, storms or explosions; seasonal weather patterns and the corresponding effects of the spring thaw on Greenfire’s properties; operational and financial risks associated with wildfires in Alberta; the availability of pipeline capacity and other transportation and storage facilities for the Company’s bitumen blend; the cost of chemicals used in Greenfire’s operations, including, but not limited to, in connection with water and/or oil treatment facilities; the availability of and access to drilling equipment and key personnel; risks of cybersecurity threats including the possibility of potential breakdown, invasion, virus, cyber-attack, cyber-fraud, security breach, and destruction or interruption of the Company’s information technology systems; Canadian heavy and light oil export capacity constraints and the resulting impact on realized pricing; the impact of global wars and conflicts on global stability, commodity prices and the world economy, changes in the political landscape and/or legal, tax, royalty and regulatory regimes in Canada, and elsewhere; the cost of compliance with applicable regulatory regimes, including, but not limited to, environmental regulation, if any; the ability to attract or access capital as a result of changing investor priorities and trends, including as a result of climate change, environmental, social and governance initiatives, the adoption of decarbonization policies and the general negative sentiment towards the oil and gas industry; hedging risks; variations in foreign exchange and interest rates; risks related to the Company’s indebtedness, including the risk that Greenfire’s repayment of such indebtedness will not materialize as contemplated herein; failure to accurately estimate abandonment and reclamation costs; the potential for management estimates and assumptions to be inaccurate; the risk that future returns of capital to shareholders will not materialize; risks associated with future acquisitions; and general economic, market and business conditions in Canada, the United States and globally.

You should carefully consider all of the risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F dated March 26, 2024, which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml and in other documents filed by Greenfire from time to time on SEDAR+ and with the United States Securities and Exchange Commission. The lists of risk factors set out in this press release or in the Company’s other public disclosure documents are not exhaustive of the factors that may affect any forward-looking statements of the Company. Forward-looking statements are statements about the future and are inherently uncertain. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters set out in this press release generally and certain economic and business factors, some of which may be beyond the control of the Company. In addition, the global financial and credit markets have experienced significant debt and equity market and commodity price volatility which could have a particularly significant, detrimental and unpredictable effect on forward-looking statements. The Company does not intend, and does not assume any obligation, to update any forward-looking statements, other than as required by applicable law. For all of these reasons, the Company’s securityholders should not place undue reliance on forward-looking statements.

Financial Information

The financial information and data contained in this press release is unaudited and does not conform to Regulation S-X promulgated under the United States Securities Act of 1933. While Greenfire’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), the financial information and data contained in this press release have not been prepared in accordance with IFRS. Greenfire believes the measures that are not defined under IFRS and are considered to be non-GAAP measures provide useful information to management and investors regarding certain financial and business trends relating to Greenfire’s financial condition and results of operations. Greenfire believes that the use of these non-GAAP financial measures provide an additional tool for investors to use in evaluating projected operating results and trends relating to Greenfire’s financial condition and results of operations. These non-GAAP measures may not be indicative of Greenfire’s historical operating results, nor are such measures meant to be predictive of future results. These measures may not be comparable to measures under the same or similar names used by other similar companies. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS.

Initial Production Rates

References in this press release to initial production rates, other short-term production rates or initial performance measures relating to new wells are useful in confirming the presence of hydrocarbons; however, such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long-term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for the Company. Accordingly, the Company cautions that short-term initial results should be considered to be preliminary.

Oil and Gas Terms

This press release uses the term Tier-1 SAGD reservoir to describe the bitumen reservoirs that Greenfire has an interest in. The term Tier-1 SAGD reservoir refers to SAGD reservoirs that have no top gas, bottom water, or lean zones, commonly referred to as “thief zones”. Thief zones provide an unwanted outlet for steam and reservoir pressure. Thief zones require costly downhole pumps and recurring pump replacements to achieve targeted production rates, leading to higher capital and operating expenditures. Tier-1 wells flow to surface with natural lift; not requiring downhole pumps or gas lift.

Contact Information

Greenfire Resources Ltd.

205 5th Avenue SW
Suite 1900
Calgary, AB T2P 2V7
investors@greenfireres.com
greenfireres.com